February 26, 2025

William M. Schaefer
Chief Financial Officer
Isabella Bank Corporation
401 North Main Street
Mount Pleasant, MI 48858

       Re: Isabella Bank Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-18415
Dear William M. Schaefer:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance